CHAPMAN AND CUTLER LLP	111 WEST MONROE STREET
CHICAGO, ILLINOIS 60603

January 24, 2020

VIA EDGAR CORRESPONDENCE

David Orlic
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	First Trust Exchange-Traded Fund VIII (the “Trust”)
File Nos. 333-210186; 811-23147

Dear Mr. Orlic:

This letter responds to your comments, provided by telephone on January 9, 2020, regarding the registration statements filed on Form N-1A for First Trust Exchange-Traded Fund VIII (the “Trust”) with the Securities and Exchange Commission (the “Commission”) on November 21, 2019 (the “Registration Statements”). The Registration Statements relate to the FT Cboe Vest U.S. Equity Buffer ETF – February and FT Cboe Vest U.S. Equity Deep Buffer ETF – February (each a “Fund” and collectively, the “Funds”), each a series of the Trust. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statements.

The Funds acknowledge that any comments provided by the Commission on prior similar series that were not fully addressed previously are reiterated here.

Please note that all comments apply to both Funds and references herein to “the Fund” apply to each of the Funds.

Comment 1 – Statement of Additional Information

With respect to the Fund’s concentration policy on page three, please:

1.	Replace “is concentrated” with “invests more than 25% of its assets” in the first sentence of policy number seven (7);
2.	Disclose the Fund’s concentration policy in Items 4 and 9 of the prospectus; and
3.	Disclose whether the Underlying ETF is currently concentrated in the prospectus.

Response to Comment 1

The statement of additional information and prospectus have been revised in accordance with this comment.

Comment 2 – Statement of Additional Information

In the second full paragraph on page four, please replace “industry concentration” with “investments.”

Response to Comment 2

The statement of additional information has been revised in accordance with this comment.

Comment 3 – Statement of Additional Information

With respect to the description of the method by which the Fund will alert existing shareholders to the new cap at the beginning of each new Target Outcome Period, please:

1.	Reconsider whether the sticker referenced in step 1 should be mailed to shareholders, and whether the sticker referenced in step 2 needs to be mailed to shareholders;
2.	Disclose that the information described in steps 1 and 2 will be available on the Fund’s website and disclose such website address; and
3.	Include a description of steps 1 and 2 in the summary section of the prospectus.

Response to Comment 3

With respect to the description of the method by which the Fund will alert existing shareholders to the new cap at the beginning of each new Target Outcome Period, the Fund agrees with the Commission regarding revisions to the process by which the stickers will be mailed. The prospectus and statement of additional information have been revised accordingly.

The prospectus and statement of additional information have been otherwise revised in accordance with this comment.

Comment 4 – Statement of Additional Information

Please confirm that the Funds will file new legal opinions prior to the effectiveness of the Registration Statements.

Response to Comment 4

The Funds confirm that they will file new legal opinions prior to the effectiveness of the Registration Statements.

********

Please call me at (312) 845-3781 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,
Chapman and Cutler llp
By:	/s/ Eric Fred Fess
Eric Fred Fess